October 31, 2005

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR AND OVERNIGHT DELIVERY
Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20005

Attention: Barbara C. Jacobs, Assistant Director

                  RE: Magnitude Information Systems, Inc. (the "Company") Form 10-KSB for the Fiscal Year Ended
                        December 31, 2004
                        Filed March 30, 2005
                        File No. 000-32485

Dear Asst. Director Jacobs:

      Enclosed please find letter acknowledgment of Mr. Ivano Angelastri, a member of the Board of Directors of Magnitude Information Systems, Inc., acknowledging his obligations and responsibilities in connection with the accuracy and adequacy of the disclosures contained in the current, quarterly and annual reports filed with the Commission. Please be advised that by cover letter dated October 28, 2005, from the undersigned, we filed via Edgar and paper copies, copies of similar letter(s) signed by the executive officers and the other three members of the Board of Directors of the Company. Although Mr. Angelastri had previously signed an earlier copy of this October 20, 2005 acknowledgment letter, it was lost and the attached is provided in its place.

                                                Very truly yours,

                                                Joseph J. Tomasek, Esq.

cc:   Kathleen Collins, Accounting Branch Chief
      Division of Corporation Finance

      Commission Staff:
      Daniel Lee, Esq.
      Anne Nguyen, Special Counsel

Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
October 31, 2005
Page 2

      Board of Directors
      Magnitude Information Systems, Inc.